SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

United States Filter Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

911843 20 9
(CUSIP Number)

Ivan R. Cairns
Senior Vice-President & General Counsel
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8
(905) 336-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

This Amendment No. 3 to the Scheduled 13D (the "Schedule 13D) filed by Laidlaw Inc. with respect to the common shares of the United States Filter Corporation ("USF") hereby amends and supplements the
Schedule 13D as set forth below. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and supplemented.

Item 5.  Interest and Securities of the Issuer
Item 5 is hereby amended and supplemented by adding the following:

On June 17, 1998, Laidlaw One, Inc., a wholly owned subsidiary of Laidlaw disposed of 840,520 common shares of USF and other consideration in exchange for 683,600 of the Laidlaw One, Inc. 5-3/4% Exchangeable Notes due 2000. At the date hereof, Laidlaw is the beneficial owner of 2,806,263 common shares of USF representing less than 2% of the outstanding common shares of USF.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAIDLAW INC.

By:  /s/ Ivan R. Cairns
Ivan R. Cairns
Senior Vice-President
and General Counsel